The Dayton Power and Light Company
1065 Woodman Drive
Dayton, OH 45432

November 8, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: The Dayton Power and Light Company
Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2019 relating to the offer by The Dayton Power and Light Company (the “Company”) to exchange its outstanding First Mortgage Bonds, 3.95% Series due 2049 (the “Old Notes”) for newly issued First Mortgage Bonds, Series 3.95% due 2049 (the “New Notes”) (the “Exchange Offer”), we supplementally confirm to the Staff that the Company is registering the Exchange Offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation SEC no-action letter (available May 13, 1988), the Morgan Stanley & Co. SEC no-action letter (available June 5, 1991) and the Shearman & Sterling SEC no-action letter (available July 2, 1993).

We represent to the Staff that:

(i)         The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of participating in a distribution of the New Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in its no-action letters and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(ii)        The Company will also make each person participating in the Exchange Offer aware that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offer so long as the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the New Notes.

(iii)       The Company will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes in the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

(iv)       The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree, an acknowledgment that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received pursuant to the Exchange Offer.

If you have any questions or comments about the foregoing, please do not hesitate to contact the undersigned at (937) 259-7215.

Very truly yours,

The Dayton Power and Light Company
By:	/s/ John Haberl
Name: John Haberl
Title: Assistant Treasurer

IPALCO ENTERPRISES, INC.

By:	/s/ Craig L. Jackson
Name: Craig L. Jackson Title: Chief Financial Officer

cc:	Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

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